 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
   ________________________________________

Form 6-K
  ______________________

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For April 25, 2017

Commission File Number 001-36723
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Amec Foster Wheeler plc
(formerly AMEC plc)
(Name of Registrant)
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Amec Foster Wheeler plc
Old Change House
128 Queen Victoria Street
London EC4V 4BJ
United Kingdom
(Address of Principal Executive Offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Amec Foster Wheeler plc (the "Company")

Publication of Annual Report and Accounts 2016

The Company announced its annual results earlier today in accordance with the financial reporting obligations of the Disclosure Guidance and Transparency Rules.

The Company has today published the Annual Report and Accounts 2016.

In compliance with Listing Rule 9.6.1R the above-mentioned document has been submitted to the UK Listing Authority via the National Storage Mechanism and will shortly be available for inspection at www.morningstar.co.uk/uk/NSM.

In addition, the Company's Annual Report on Form 20F for the year ended 31 December 2016 will be filed with the US Securities and Exchange Commission later this week.

The Annual Report and Accounts 2016 will also be publicly available on the Company's website at amecfw.com.

Shareholders and ADR holders can receive a hard copy of the Company's audited financial statements free of charge on request by writing to our registered office or by contacting us on +44 (0)1565 683359.

Jenny Warburton
Deputy Company Secretary
+44 (0)1565 683359

A copy of this announcement will be made available on Amec Foster Wheeler's website at www.amecfw.com by no later than 12 noon (London time) on the business day following publication of this announcement. For the avoidance of doubt, the contents of this website are not incorporated into and do not form part of this announcement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 25 April 2017
Amec Foster Wheeler plc (Registrant)

	By:	/s/ Alison Yapp

Name: Alison Yapp
Title: General Counsel & Company Secretary